UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Corcept Therapeutics Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

218352102

(CUSIP Number of Class of Securities)

Atabak Mokari

Chief Financial Officer

Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, CA 94025

(650) 327-3270

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kathleen M. Wells

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Telephone: (650) 328-4600

Facsimile: (650) 463-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$237,500,000	$22,016.25

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 10,000,000 shares of common stock, par value $0.001 per share, at the maximum tender offer price of $23.75 per share.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $92.70 per $1,000,000 of the value of the transaction. The fee was previously paid in connection with the initial filing of the Schedule TO on November 8, 2021.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Corcept Therapeutics Incorporated, a Delaware corporation (“Corcept” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 8, 2021 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), which relates to the offer by the Company to purchase up to 10,000,000 shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $23.75 nor less than $20.75 per Share, as defined in the Offer to Purchase (defined below), in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO in connection with (i) the incorporation by reference in the Offer to Purchase of (a) the Company’s Current Report on Form 8-K filed on December 8, 2021 and (b) the Company’s Amendment No. 1 to Annual Report on Form 10-K/A filed on November 15, 2021 and (ii) an extension of the Offer from one minute after 11:59 P.M., New York City time, on December 7, 2021 until one minute after 11:59 P.M., New York City time, on December 15, 2021. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 11.

Amendment to the Offer to Purchase, the Letter of Transmittal, and Other Exhibits to the Schedule TO

1.

References to one minute after 11:59 P.M., New York City time, on December 7, 2021 in the Offer to Purchase, the Letter of Transmittal and the other exhibits to the Schedule TO, including as the definition of “Expiration Date,” are hereby amended and replaced with one minute after 11:59 P.M., New York City time, on December 15, 2021, so that the new Expiration Date of the Offer is now one minute after 11:59 P.M., New York City time, on December 15, 2021 (as it may be further extended or earlier terminated).

2.

The information set forth in the Offer to Purchase under the caption “Section 14. Certain Information About the Company” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding to the bullet-point list under the subheading entitled “Incorporation by Reference” the following:

•	Our Current Report on Form 8-K filed on December 8, 2021.

•	Our Amendment No. 1 to Annual Report on Form 10-K/A filed on November 15, 2021.

Item 12.	Exhibits

On December 8, 2021, the Company issued a press release announcing the extension of the Offer described in this Amendment. In connection therewith, Item 12 of the Schedule TO is hereby amended and supplemented by adding such press release as an exhibit to the Schedule TO as follows:

(a)(6)	Press Release dated December 8, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corcept Therapeutics Incorporated

Date: December 8, 2021	By:	/s/ Atabak Mokari
Atabak Mokari
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 8, 2021.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 8, 2021.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 8, 2021.*

(a)(1)(F)	Summary Advertisement, dated November 8, 2021.*

(a)(1)(G)	Form of Notice of Withdrawal.*

(a)(1)(H)	Email Communication to Employees.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated November 8, 2021.*

(a)(6)	Press Release dated December 8, 2021.

(b)	None.

(d)(1)	Amended and Restated Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Joseph K. Belanoff, M. D., dated September 19, 2008 (incorporated by reference to Exhibit 10.25 to the registrant’s Annual Report on Form 10-K filed on March 31, 2009).

(d)(2)	Amended and Restated Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and James N. Wilson, dated September 19, 2008 (incorporated by reference to Exhibit 10.28 to the registrant’s Annual Report on Form 10-K filed on March 31, 2009).

(d)(3)	Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the registrant’s Proxy Statement on Schedule 14A filed on May 7, 2009).

(d)(4)	Form of Option Agreement for options granted pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to the registrant’s Annual Report on Form 10-K filed on March 15, 2011).

(d)(5)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Charles Robb, dated September 1, 2011 (incorporated by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q filed on November 8, 2011).

(d)(6)	Corcept Therapeutics Incorporated 2012 Incentive Award Plan (incorporated by reference to Appendix A to the registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 21, 2012).

(d)(7)	Form of 2012 Incentive Award Plan Stock Option Grant Notice and Agreement (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form S-8 filed with the SEC on August 13, 2012).

(d)(8)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Hazel Hunt, dated August 3, 2020 (incorporated by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q filed on August 4, 2020).

(d)(9)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Joseph Douglas (“J.D.”) Lyon, dated August 3, 2020 (incorporated by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q filed on August 4, 2020).

(d)(10)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Sean Maduck, dated August 3, 2020 (incorporated by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q filed on August 4, 2020).

(d)(11)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Atabak Mokari, dated March 1, 2021 (incorporated by reference to Exhibit 10.2 to the registrant’s Form 8-K filed on March 1, 2021).

(g)	None.

(h)	None.

*	Previously filed.